SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

CHANGES IN COMPANY’S MANAGEMENT

TIM PARTICIPAÇÕES S.A. (“Company”) (B3: TIMP3; NYSE: TSU), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that:

During the Board of Directors Meeting held today, July 30, 2019, the Company acknowledged the resignation of Mr. Alberto Emmanuel Carvalho Whitaker from the positions of member of the Board of Directors and Coordinator of the Statutory Audit Committee. The Company and its Board manifested their gratitude to Mr. Whitaker for his contribution during his term as an independent member.

In view of the resignation above, the other members appointed Mrs. Flavia Maria Bittencourt to the position of independent member of the Board of Directors and for the position of member of the Statutory Audit Committee, pursuant to article 150 of Law 6,404/76 and article 20, Paragraph 2, of the Company's Bylaws. As a consequence of theses changes the Company maintains 40% of its board composed by independent members and increases its diversity, reaching 20% of female representation – approximately three times B3-Novo Mercado average¹.

Mrs. Flavia Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America and since June, 2019 is the CEO for Adidas Brazil as well as an independent board member for Marisa Lojas S.A..

The Board of Directors also approved the creation of Chief Revenue Officer (CRO) position, which will compose the statutory senior management of the Company, electing for this position Mr. Alberto Mario Griselli, who will be responsible for the Company’s B2C and B2B structures, embracing the Marketing, Sales and Caring areas for mobile and fixed segments.

Mr. Griselli is an Italian citizen and holds a degree in Eletronic Engineering from La Sapienza Università di Roma and an FMBA from Columbia University. With more than 15 years in consultancy sector, on which he held relevant positions such as Vice President for LatAm at TIMWI Consulting and also LatAm Managing Director at Value Partners and worked in relevant projects of strategy, regulation, cost efficiency to processes and organization, mostly in the telecom sector.

Rio de Janeiro, July 30, 2019.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

¹According to the 30% Club organization (https://30percentclub.org), female representation in boards for B3 Novo Mercado companies avereges 7.3%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 30, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.